UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                            SEC FILE NUMBER: 0-17145

                                    FORM 10Q

                         FOR PERIOD ENDED: May 31, 1997


                  PAINE WEBBER QUALIFIED PLAN PROPERTY FUND LP
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)


265 Franklin Street, Boston, MA                                    02110
-------------------------------                                    -----
 (Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code (617) 439-8118
                                                   --------------

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_|    (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|    (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|    (c)  The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of Paine Webber Qualified Plan Property Fund, LP (the "Registrant") will not be completed by July 15, 1997, the last day for a timely filing of such Quarterly Report for the period ended May 31, 1997.

Additional time is required in order to enable the Registrant to file a complete and accurate report in light of the sale of the Partnership's final asset and the resulting conversion to liquidation-basis accounting. The Form 10-Q will be filed on or before July 21, 1997, in accordance with Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Thomas W. Boland              (617)  439-8138
        ----------------              ---------------

(2)     Have  all  other   periodic   reports   under
        Section   13  or  15(e)  of  the   Securities
        Exchange  Act of  1934 or  Section  30 of the
        Investment  Company  Act of 1940  during  the
        preceding  12  months  (or for such  shorter)
        period that the  registrant  was  required to
        file such reports)  been filed?  If answer is
        no, identify report(s).                        |X|   Yes  |_|     No

(3)     Is it anticipated  that any significant  change
        in results of operations from the corresponding
        period for the last fiscal year will be reflected
        by the  earnings  statements  to be included  in
        the  subject  report or  portion thereof?       |_| Yes    |X|    No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  PAINE WEBBER QUALIFIED PLAN PROPERTY FUND LP
                  --------------------------------------------
                (Name of registrant as specified in its charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   July 14, 1997                        By:  /s/ Walter V. Arnold
                                                  --------------------
                                                  Walter V. Arnold
                                                  Senior Vice  President and
                                                  Chief Financial Officer